LAREDO PETROLEUM HOLDINGS, INC.

15 W. SIXTH STREET, SUITE 1800

TULSA, OKLAHOMA 74119

December 12, 2011

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:                               Laredo Petroleum Holdings, Inc.

Registration Statement on Form S-1

File No. 333-176439

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Laredo Petroleum Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 to December 14, 2011 at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

The Company authorizes Kenneth E. Dornblaser, its Senior Vice President and General Counsel, and Christine B. LaFollette of its outside counsel Akin Gump Strauss Hauer & Feld LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Laredo Petroleum Holdings, Inc.

By:	/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
Senior Vice President & General Counsel

cc:                                 Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

G. Michael O’Leary, Andrews Kurth LLP